Erica L. Zong Evenson

Associate

+1.202.373.6182

erica.zong@morganlewis.com

May 31, 2024

via EDGAR

Christopher Bellacicco

Attorney Adviser

Division of Investment Management
100 F Street, NE

Washington, DC 20549

Re:	Pearl Diver Credit Company LLC (the “Company” or “Registrant”)
File Nos. 333-275147; 811-23912

Dear Mr. Bellacicco,

This letter responds to Staff comments relating to pre-effective amendment number 1 to the Registrant’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission on February 21, 2024. Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected in the amendment to the Registration Statement filed herewith. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

PROSPECTUS

Page 16 – SUMMARY OF OFFERING

1.	Comment: The penultimate sentence under the “Investment Advisory Agreement” sub-section states that “[t]he Investment Advisory Agreement may also be terminated by us without penalty upon not less than 60 days’ written notice to the Adviser and by the Adviser upon not less than 90 days’ written notice to us” (emphasis added). However, the last sentence of the “Duration and Termination” section on p. 66 states that “[t]he Investment Advisory Agreement may also be terminated by our board of directors or the affirmative vote of a majority of our outstanding securities (as defined in the 1940 Act) without penalty upon not more than 60 days’ written notice to the Adviser and by the Adviser upon not less than 90 days’ written notice to us” (emphasis added). Please reconcile these statements.

Response: The Registrant has reconciled the relevant language in the Registration Statement to state that the Company’s investment advisory agreement may be terminated by the Company’s board of directors or the affirmative vote of a majority of the Company’s outstanding securities upon written notice to the Company’s adviser.

1

Page 19 – FEES AND EXPENSES

2.	Comment: Please revise the “Incentive fee” line item in the fees and expenses table to reflect zero for the first year of the Company’s operation, as the Staff believes showing the generation of such an incentive fee to be an instance of predicting positive performance for the Company.

Response: The requested change has been made.

3.	Comment: Footnote 2 states that “[t]he Adviser or its affiliates will pay all of the underwriting-related expenses incurred by us prior to and in connection with our initial public offering (including the sales load).” Please confirm that the party paying these expenses isn’t entitled to any recoupment or reimbursement of its expenses.

Response: The Registrant so confirms.

Page 26 – RISK FACTORS

4.	Comment: The disclosure on page 26 notes that the Company may, in the future, invest through wholly-owned subsidiaries. Relatedly, disclosure on page 29 states that the Company may incur leverage “through one or more special purpose vehicles” (“SPVs”). Please disclose whether the Company will primarily control any unregistered entities, such as SPVs or any other subsidiaries, in addition to any that it wholly owns. Note that the Company “primarily controls” an unregistered entity when (1) the Company controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act; and (2) the Company’s control of the unregistered entity is greater than that of any other person. If the Company will primarily control any unregistered entities, please clarify the relevant disclosure in the Prospectus to reflect that. In addition, for any SPVs or subsidiaries that the Company will primarily control, including any wholly-owned subsidiaries that engage primarily in investment activities in securities or other assets:

a.	Disclose that the Company will comply with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with such subsidiaries and SPVs.

b.	Disclose that the Company will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with such subsidiaries and SPVs so that the Company will treat the subsidiaries’ and SPVs’ debt as its own for purposes of Section 18.

c.	Disclose that any investment adviser to such subsidiaries or SPVs will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiaries or SPVs and their investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and subsidiary or SPV, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s or SPV’s investment advisory agreements may be combined.

d.	Disclose that each such subsidiary and/or SPV will comply with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiaries and SPVs, if any.

2

e.	Disclose any of the subsidiaries’ or SPVs’ principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a company that invests in such a subsidiary or SPV should reflect aggregate operations of the company and the subsidiary or SPV.

f.	Explain in correspondence whether the financial statements of such subsidiaries or SPVs will be consolidated with those of the Company. If not, please explain why not.

g.	Confirm in correspondence that such subsidiaries and SPVs and their board of directors will agree to inspection by the Staff of the subsidiary’s or SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

h.	With respect to any wholly-owned subsidiaries, please confirm that the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee and expenses table.

Response: The Registrant does not currently anticipate that it will make use of wholly-owned or primarily-controlled subsidiaries or SPVs; however, it may elect to do so in the future. In the event that the Registrant does use a wholly-owned or primarily-controlled subsidiary or an SPV, the Registrant confirms that, in doing so, it will comply with the applicable provisions of the 1940 Act and disclosure requests raised in items (a) – (h) above. In order to clarify the disclosure, we have revised the “We may be subject to risks associated with any wholly-owned subsidiaries.” section of the Prospectus as follows:

We may in the future invest indirectly through one or more ~~wholly-owned~~ subsidiaries. Such subsidiaries may include entities that are wholly-owned or primarily controlled by the Company that engage primarily in investment activities in securities or other assets. ~~Any future wholly-owned subsidiary would not be separately registered under the 1940 Act and would not be subject to all the investor protections and substantive regulation of the 1940 Act, although any subsidiary will be managed pursuant to applicable 1940 Act compliance policies and procedures of the Company. The Company’s dealings with any subsidiary will comply with the 1940 Act provisions governing affiliated transactions.~~ In the event that we invest through a ~~wholly-owned~~ subsidiary, we will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any such subsidiary~~ies~~. The Company also intends to comply with the provisions of Section 18 of ~~Further, the capital structure of any subsidiary will be aggregated with our own capital structure for purposes of compliance with~~ the 1940 Act ~~provisions~~ governing ~~the~~ capital structure ~~of investment companies~~ and leverage on an aggregate basis with any subsidiary, including such that the Company will treat a subsidiary’s debt as its own for purposes of Section 18. Any subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody. Any subsidiary would not be separately registered under the 1940 Act and would not be subject to all the investor protections and substantive regulation of the 1940 Act, although any such subsidiary will be managed pursuant to applicable 1940 Act compliance policies and procedures of the Company. In addition, changes in the laws of the jurisdiction of formation of any ~~wholly-owned~~ subsidiary could result in the inability of such subsidiary to operate as anticipated. ~~Additionally, any investment adviser to such subsidiaries will comply with the provisions of the 1940 Act relating to investment advisory contracts as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act.~~

3

STATEMENT OF ADDITIONAL INFORMATION

Page 14 – CUSTODIAN AND TRANSFER AGENT

5.	Comment: We note that the SAI includes a section in which the identities and addresses of the custodian and transfer agent will be provided. Please note that such information should be disclosed in the Prospectus. See Item 9.1.e of Form N-2.

Response: The Registrant has added the applicable disclosure to the Prospectus.

Should you have any questions regarding this letter, please contact me at (202) 373-6182.

Sincerely,

/s/ Erica L. Zong Evenson
Erica L. Zong Evenson
Morgan Lewis & Bockius LLP

cc:	Thomas S. Harman, Partner, Morgan Lewis & Bockius LLP
Matthew J. Wolock, Associate, Morgan Lewis & Bockius LLP
John C. Lee, Branch Chief
Christian T. Sandoe, Assistant Director

4